1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com

By Electronic Mail

September 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Pyxis Tankers Inc. Amendment No. 2 to Registration Statement on Form F-4 Filed September 4, 2015 File No. 333-203598

Dear Ms. Block:

On behalf of our client, Pyxis Tankers, Inc. (“Pyxis” or the “Company”), we hereby respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made with respect to Amendment No. 2 to Registration Statement on Form F-4, filed September 4, 2015 (“Amendment No. 2”), as such comments were set forth in your letter dated September 16, 2015. A marked version of Amendment No. 3 to Registration Statement on Form F-4 (the “Amendment No. 3”) reflecting all changes from Amendment No. 2 will be sent to the Staff supplementally.

In order to complete portions of Amendment No. 3 that involve matters relating to LookSmart Ltd. (“LookSmart”) or its proxy statement and related proxy materials, the Company has relied on information or disclosure furnished by LookSmart. The Company has indicated in its responses below the instances where it received such information and assistance. For your convenience, we have repeated the Staff’s comments below in bold type, and have followed each comment with the Company’s response in plain type.

Certain Federal Income Tax Consequences of the Reverse Split, page 77

1.	We note your response to our prior comment 11 and reissue in part. We note that you continue to reference “certain federal income tax consequences” and “certain material U.S. federal income tax consequences” on page 77. Please revise this section to remove the term “certain.”

In response to the Staff’s comment, the Company has removed the term “certain” on page 15 and page 77 of Amendment No. 3.

Opinion of GLC, page 84

2.	We note your response to our prior 6 and your revised disclosure on page 20 and reissue our comment in part. Please provide a more detailed summary of the analyses GLC performed to determine that the merger consideration is fair from a financial point of view to the LookSmart shareholders. In your description please include numeric calculations used by the financial advisors.

In response to the Staff’s comment, LookSmart has provided more detailed summary of the analysis on page 20 and page 84 of Amendment No. 3.

Information with Respect to LookSmart, page 142

Status as an Emerging Growth Company, page 145

3.	We note that you added disclosure that you believe LookSmart will be an Emerging Growth Company. Please provide us with your analysis and clarify to us if you are referring to LookSmart, Ltd. or LookSmart Group, Inc., after the spin-off. We may have further comment after we review your response.

LookSmart has clarified on page 142 of Amendment No. 3 that LookSmart Group, Inc. will be an emerging growth company upon consummation of the Spin-Off.

Security Ownership of Certain Beneficial Owners, page 166

4.	We note your response to our prior comment 12 and your revision. Please revise this disclosure to provide separate columns. One column should show the current beneficial ownership of LookSmart’s shares, as of the most recent practicable date. The other column should disclose the beneficial ownership of shares of LookSmart Group, following the spin-off.

In response to the Staff’s comment, LookSmart has provided the beneficial ownership table on page 165 of Amendment No. 3 showing the current beneficial ownership of LookSmart’s shares as well as the beneficial ownership of Holdco shares after consummation of the Distribution/Spin-Off.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the undersigned at 212-370-1300 or swilliams@egsllp.com.

Very truly yours,

/s/ Sarah Williams
Sarah Williams

cc:           Valentios Valentis, Chief Executive Officer

Pyxis Tankers Inc.